                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)



                             Vitronics Corporation
                             ---------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of class of securities)



                                   928503101
                                   ---------
                                 (CUSIP number)



     Michael F. Sweeney, Esquire, Duffy & Sweeney, 300 Turks Head Building,
     ----------------------------------------------------------------------
                      Providence, RI 02903  (401) 455-0700
                      ------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                               September 27, 1996
                               ------------------
            (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement. __

                              CUSIP NO. 928503101

                                Page 1 of 6 Pages
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                                 SCHEDULED 13D
                              (Amendement No. __)

        1)  Name of Reporting Person.        James J. Manfield, Jr.

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        2)  Check the Appropriate box if a Member of a Group (See Instructions)

            (a)  [_]
            (b)  [_]
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        3)  SEC Use Only
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        4)  Source of Funds (See Instructions)     Not Applicable

--------------------------------------------------------------------------------

        5)   Check if Disclosure of Legal Proceedings is Required pursuant to
             Item 2(d) or 2(e).  [_]
--------------------------------------------------------------------------------

        6)  Citizenship or Place of Organization.    United States

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Number of            (7)  Sole Voting Power             332,826
Shares Bene-        ------------------------------------------------
ficially             (8)  Shared Voting Power           189,518*
Owned By            ------------------------------------------------
Each Report-         (9)  Sole Dispositive Power        332,826
ing Person          ------------------------------------------------
With                 (10) Shared Dispositive Power      189,518*


     *Represents shares held by Therese L. Manfield as Trustee U/A Declaration of Trust dated December 28, 1995 FBO Therese L. Manfield (the "Trust"). Therese
L. Manfield is the spouse of the Reporting Person and the sole Trustee of the Trust.
--------------------------------------------------------------------------------

       11)  Aggregate Amount Beneficially Owned by Each Reporting Person.
                                                                     522,344

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       12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [X]

The Reporting Person's adult children own a total of 18,000 shares of common stock as to which beneficial ownership is disclaimed by Mr. Manfield.

--------------------------------------------------------------------------------

       13)  Percent of Class Represented by Amount in Row 11.         5.2%

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       14)  Type of Reporting Person (See Instructions).              IN

--------------------------------------------------------------------------------

                              CUSIP NO. 928503101

                               Page 2 of 6 Pages
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                                 SCHEDULED 13D
                              (Amendement No. __)

Item 1.        Security and Issuer.
               -------------------

       This statement relates to shares of common stock, $.01 par value per share (the "Common Stock") of Vitronics Corporation, a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Forbes Road, Newmarket Industrial Park, Newmarket, New Hampshire 03857

Item 2.        Identity and Background.
               -----------------------

       This statement is being filed by James J. Manfield, Jr. (the "Reporting Person"), an individual with a business address of One Forbes Road, Newmarket Industrial Park, Newmarket, New Hampshire 03857. The Reporting Person is the Chairman and Chief Executive Officer of the Issuer.

       During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or made the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or which resulted in any finding of a violation by the Reporting Person with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

       Not applicable.

Item 4.        Purpose of Transaction.
               ----------------------

       On September 27, 1996, the Issuer purchased in a single transaction 475,000 shares of Common Stock from New England Growth Fund I, L.P. at a price of 1 3/8 per share (the "Repurchase"). As a result of the Repurchase, the Reporting Person's beneficial ownership of Common Stock increased from 4.7% to over 5%, necessitating the filing of this statement. The Reporting Person previously filed reports on Schedule 13G to reflect his ownership of Common Stock, including Amendment No. 7 to Schedule 13G filed electronically under the EDGAR System on February 14, 1996 which filing constituted an "exit" filing as a result of the Reporting Person's beneficial ownership of Common Stock at that time (4.7%) representing less than 5% for the first time since the Issuer became a public company with a class of equity securities registered pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended.

       Other than acquisition of shares of Common Stock pursuant to stock options granted to or to be granted to the Reporting Person, the Reporting Person has no present plan or proposal to make additional purchases of Common Stock or other securities of the Issuer either in the open

                              CUSIP NO. 928503101

                               Page 3 of 6 Pages

                                 SCHEDULED 13D
                              (Amendement No. __)

market or in private transactions. Subject to restrictions imposed by applicable securities laws and regulations, the Reporting Person may (but has no present plan or proposal to) dispose of all or part of his individual holdings of Common Stock or other securities of the Issuer, or may (but has no present plan or proposal to) attempt to direct the disposition of Common Stock held by Therese
L. Manfield as Trustee U/A Declaration of Trust dated December 28, 1995 FBO Therese L. Manfield (the "Trust").

     Other than as may be described herein, the Reporting Person has no plans or proposals which relate to or would result in:

          (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (4) any material change in the present capitalization or dividend policy of the Issuer;

          (5) any other material change in the Issuer's business or corporate structure;

          (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (9)  any action similar to any of those enumerated above.

                              CUSIP NO. 928503101

                                Page 4 of 6 Pages
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                                 SCHEDULED 13D
                              (Amendement No. __)

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) As of the date of execution of this statement, the Reporting Person beneficially owns 522,344/(a)/ shares of 5.2% of a total of 9,953,663/(b)/ shares of the Issuer's Common Stock outstanding on such date.

     (b) With respect to the 522,344 shares of the Issuer's Common Stock beneficially owned by the Reporting Person, the Reporting Person has (i) sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,826 shares, and (ii) shared power to vote or to direct the vote of and to dispose or to direct the disposition of 189,518 shares held by the Trust. The Reporting Person is not a Trustee of the Trust, but is reporting shared power to vote or dispose such shares held by the Trust because the Trustee of the Trust is the Reporting Person's spouse with whom he shares a household.

     (c) None of the Filing Persons have engaged in any transactions in Common Stock of the Issuer during the past 60 days.

     (d) With respect to 189,518 shares of Common Stock reported as beneficially owned by the Reporting Person and held by the Trust, the Trustee has the right to receive the dividends from, and the proceeds from the sale of, such securities .

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
Respect to Securities of the Issuer.
-----------------------------------

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer other than the relationship as disclosed herein between the Reporting Person and the Trustee of the Trust.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     1.   Form 8-K dated October 11, 1996.

---------------------------------
/(a)/ Includes 100,000 shares of Common Stock issuable upon exercise of options presently exercisable or exercisable within 60 days of the date of execution of this statement by the Reporting Person, and 189,518 shares of Common Stock held by the Trust. Does not include 18,000 shares owned by the Reporting Person's adult children as to which the Reporting Person disclaims beneficial ownership.

/(b)/ Includes 9,853,663 shares of Common Stock outstanding on September 28, 1996, as reported on the Issuer's Form 10-Q for the quarter ended September 28, 1996, plus 100,000 shares of Common Stock issuable upon exercise of options presently exercisable or exercisable within 60 days of the date of execution of this statement by the Reporting Person.

                              CUSIP NO. 928503101

                                Page 5 of 6 Pages

                                 SCHEDULED 13D
                              (Amendement No. __)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 20, 1996               /s/ James J. Manfield, Jr.
                                     ---------------------------------
                                       James J. Manfield, Jr.


                              CUSIP NO. 928503101

                                Page 6 of 6 Pages